A special meeting of the fund's shareholders was held on September 19, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 7

To approve an amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Small Cap Fund, and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	1,281,132,539.81	66.991
Against	398,823,660.59	20.855
Abstain	177,531,657.89	9.283
Uninstructed	54,918,474.39	2.872
TOTAL	1,912,406,332.68	100.000